UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2018

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: BOARD OF DIRECTORS APPROVES THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDING 31 DECEMBER 2017

RECORD RESULTS FOR Q4 AND FULL YEAR 2017, SUPPORTED BY STRONG OPERATING PERFORMANCE IN ALL BUSINESS UNITS

PERFORMANCE IN ITALY SUPPORTED BY STRONG INCREASE IN FIXED UBB TAKE-UP AND GROWTH OF 4G CUSTOMERS, DRIVEN BY GROWING DEMAND FOR DATA AND CONTENT

TIM BRASIL REVENUES ACCELERATED, EBITDA AND ARPU GREW DOUBLE DIGIT

•	4Q 2017 MAIN RESULTS

•	GROUP REVENUES AT 5.1 BILLION EUROS (+2.8% YoY ORGANIC) SUPPORTED BY OPERATIONS IN ITALY (+2.0% YoY ORGANIC) AND BRAZIL (+5.3% YoY ORGANIC)

•	DOMESTIC SERVICE REVENUES GREW TO 3.6 BILLION EUROS (+ 2.4% YoY ORGANIC) SECURING THE BEST RESULT OF THE LAST 10 YEARS

•	GROUP EBITDA 2.2 BILLION EUROS (+4.1% YoY) IN ORGANIC TERMS AND EXCLUDING NON-RECURRING CHARGES, BENEFITING FROM BRAZIL (+13.6%, 465 MILLION EUROS) AND DOMESTIC (1.8 BILLION EUROS, +1.9%); REPORTED GROUP EBITDA AT AT 1.6 BILLION EUROS

•	GROUP EBIT STOOD AT 1.1 BILLION (+12.5% YoY) IN ORGANIC TERMS AND EXCLUDING NON-RECURRING CHARGES; REPORTED GROUP EBIT AT 457 MILLION EUROS;

•	FY 2017 MAIN RESULTS

•	GROUP REVENUES GREW TO 19.8 BILLION EUROS (+2.7% YoY ORGANIC)

•	IN ITALY, UBB CUSTOMERS INCREASED BY 1.2 MILLION ON FIXED AND BY 2.1 MILLION ON LTE; FIBRE COVERAGE STEPPED-UP FROM 60% TO 77% OF THE POPULATION, 4G COVERAGE OVER 98% OF THE POPULATION; TIMVISION FIXED CUSTOMERS GREW BY 63% TO 1.3 MILLION

•	STRONG PERFORMANCE IN BRAZIL, WITH EBITDA GROWING BY 15.3% (NET OF FX DIFFERENCE) AND ARPU BY 12.2%

•	GROUP EBITDA AT 8.7 BILLION EUROS (+4.6% YoY) IN ORGANIC TERMS EXCLUDING NON-RECURRING CHARGES; REPORTED GROUP EBITDA AT 7.8 BILLION EUROS

•	GROUP EBIT AT 4.2 BILLION EUROS (+6.9% YoY) IN ORGANIC TERMS AND EXCLUDING NON-RECURRING CHARGES; REPORTED GROUP EBIT AT 3.3 BILLION EUROS

•	PROFIT OF PARENT COMPANY AT 1.1 BILLION EUROS, AROUND 270 MILLION EUROS HIGHER THAN 2016 ON A NORMALIZED BASIS

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•	INVESTMENTS AT 5.7 BILLION EUROS (+825 MILLION EUROS)

•	YEAR-END 2017 GROUP ADJUSTED NET FINANCIAL DEBT AT 25.3 BILLION EUROS (25.1 BILLION EUROS AT THE END OF 2016), FALLING 920 MILLION EUROS IN Q4; EXCLUDING LICENCE RENEWALS IN ITALY AND SPECTRUM CLEAN-UP COSTS IN BRAZIL, DEBT WOULD HAVE BEEN REDUCED BY AROUND 700 MILLION EUROS ON A FULL-YEAR BASIS

•	DIVIDEND PROPOSED FOR SAVINGS SHARES IS 2.75 EUROCENTS

•	SHAREHOLDERS’ MEETING CALLED FOR 24 APRIL 2018

The 2017 results will be illustrated to the financial community during a conference call scheduled for 7 March 2018 at 2 pm (Italian time). Journalists may listen in to the presentation, without being able to ask questions, by calling 0633168. The presentation slides will be available at www.telecomitalia.com/FY2017andplan/eng.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @telecomitaliaTW

TIM Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

The economic and financial results of the TIM Group and of TIM S.p.A. for the 2017 financial year as well as the previous year’s results to which they are compared have been prepared according to the International Accounting Standards issued by the International Accounting Standards Board and homologated by the European Union (defined as “IFRS”). In 2017, TIM applied accounting principles in line with those used for the previous year, apart from the new Principles/Interpretations adopted for the first time in the financial statements for the year to 31 December 2017, which had no impact on the 2017 results.

In addition to the conventional financial performance indicators contemplated under IFRS, TIM uses certain alternative performance indicators in order to give a clearer picture of the trend in operations and in the company’s financial position. Specifically, the alternative performance indicators are: EBITDA; EBIT; organic change in revenues in EBITDA and EBIT; EBITDA margin and EBIT margin; net carrying amount of debt and adjusted net financial debt. The meaning and content of these indicators are explained in the annexes.

Finally, it should be noted that the audit of the TIM consolidated and separate Financial Statements at 31 December 2017 has not yet been completed.

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MAIN VARIATIONS TO THE TIM GROUP CONSOLIDATION SCOPE

There were no significant changes to the consolidation scope during the 2017 financial year.

The following changes occurred in 2016:

•	TIMVISION S.r.l. (Domestic Business Unit): established on 28 December 2016;

•	Noverca S.r.l. (Domestic Business Unit): TIM S.p.A. acquired 100% of the company on 28 October 2016;

•	Flash Fiber S.r.l. (Domestic Business Unit): established on 28 July 2016;

•	Sofora—Telecom Argentina Group: classified under Discontinued operations (discontinued operations/non-current assets held for sale) was sold on 8 March 2016

Milan, 6 March 2018

TIM’s Board of Directors today approved the consolidated financial statements of the TIM Group, the draft separate financial statements of TIM S.p.A. and the Consolidated Non-Financial Statement / Sustainability Report at 31 December 2017.

TIM GROUP RESULTS

Revenues in 2017 totalled 19,828 million euros, up 4.2% on the 2016 financial year (19,025 million euros). The 803 million euro rise is attributable primarily to the Domestic Business Unit (348 million euros), and to the Brazil Business Unit (455 million euros, including a positive exchange rate effect of 284 million euros).

The organic change in consolidated revenues increased by 2.7% (+526 million euros) compared to 2016.

Revenues by operating segment were as follows:

	2017		2016		Changes
(million euros)		% of total		% of total	absolute	%	% organic
Domestic	15,354	77.4	15,006	78.9	348	2.3	2.4
Core Domestic	14,249	71.9	13,926	73.2	323	2.3	2.3
International Wholesale	1,349	6.8	1,351	7.1	(2)	(0.1)	0.4
Brazil	4,502	22.7	4,047	21.3	455	11.2	4.0
Other Assets	—	—	11	0.1	(11)
Adjustments and eliminations	(28)	(0.1)	(39)	(0.3)	11

Consolidated Total	19,828	100.0	19,025	100.0	803	4.2	2.7

Revenues in Q4 2017 were 63 million higher than in Q4 2016 (+1.2%); in organic terms the percentage change, excluding the exchange rate effect essentially relating to the Brazil Business Unit, was +2.8%.

2017 EBITDA was 7,790 million euros (8,002 million euros in 2016), 212 million euros less than in 2016 (-2.6%), with a margin of 39.3% (42.1% in 2016; -2.8 percentage points). In organic terms, EBITDA fell by 303 million euros (-3.7%) compared to 2016, and the margin reduced by 2.6 percentage points.

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EBITDA for the year reflected the negative impact of non-recurring charges for a total of 883 million euros (198 million euros in 2016 at the same exchange rates), principally due to restructuring processes. Without these charges, EBITDA would have been +4.6%, with a margin of 43.7%, up 0.7 percentage points on 2016.

(million euros)	2017	2016
Net non-recurring charges
Acquisition of goods and services and Change in inventories
Charges connected to agreements and to the development of one-off projects	10	2
Personnel costs (*)
Charges connected to restructuring, rationalisation and other processes	697	160
Other charges and provisions
Charges consequent on disputes, fines of a regulatory nature, and liabilities related to these charges, charges connected to disputes with former employees and amounts owed to customers and suppliers	176	36
Impact on EBITDA	883	198
Capital (gain)/loss on sale of Brazil towers(*)	—	(13)
Amortisation of intangible assets	30	—
Impact on EBIT	913	185

(*)	The 2016 value of the Brazil Business Unit is stated at constant exchange rates (average 2017 exchange rate). The non-recurring component of the cost of labor at historical exchange rates amounted to 14 million euros, while the gain realized on the disposal of telecommunication towers amounted to 12 million euros.

Net non-recurring charges include primarily provisions connected to the start of TIM S.p.A.’s new business restructuring plan, to be developed throughout the life of the 2018-2020 Strategic Plan, which will allow the company to support the digital transformation process using all the tools made available by the law. In particular, for executive and non-executive employees, the company intends, among other tools, to apply the provisions of art. 4, subsections 1-7ter of law 92 of 28 June 2012, the “Fornero law” (which facilitates early retirement) and tools that will contribute to the economic sustainability of the plan. The non-recurring charges also include charges consequent on disputes, fines of a regulatory nature, and liabilities related to these charges, charges for disputes with former employees and amounts owed to customers and/or suppliers.

Fourth quarter 2017 EBITDA totalled 1,577 million euros, 547 million euros lower (-25.8%) than in the same period last year (2,124 million euros). The margin was 30.6% (41.8% in the fourth quarter of 2016).

In organic terms and excluding non-recurring charges (661 million in Q4 2017 and 43 million euros in the same period of 2016 at the same exchange rate), the change would have been positive, a 4.1% rise, with a margin of 43.5% (42.9% in Q4 2016).

The following table details EBITDA and EBITDA margin by business unit for 2017:

	2017		2016		Changes
(million euros)		% of total		% of total	absolute	%		% organic
Domestic	6,171	79.2	6,698	83.7	(527)	(7.9)		(7.8)
Margin (%)	40.2		44.6			(4.4	) pp	(4.4	) pp
Brazil	1,635	21.0	1,325	16.6	310	23.4		15.3
Margin (%)	36.3		32.7			3.6	pp	3.6	pp
Other Assets	(16)	(0.2)	(18)	(0.2)	2
Adjustments and eliminations	—	—	(3)	(0.1)	3
Consolidated Total	7,790	100.0	8,002	100.0	(212)	(2.6)		(3.7)
Margin (%)	39.3		42.1			(2.8	) pp	(2.6	) pp

2017 EBIT was 3,291 million euros (3,722 million euros in 2016), 431 million euros lower (-11.6%) than in 2016, with an EBITDA margin of 16.6% (19.6% in FY 2016, -3.0 percentage points).

Organic EBIT was down 455 million euros (-12.1%), accounting for 16.6% of revenues (19.4% in FY 2016).

EBIT for the year reflects the negative impact of non-recurring net charges, including asset writedowns, for a total of 913 million euros (185 million euros in the first nine months of 2016 at the same exchange rate). Without these charges, the organic change in EBIT would have been 273 million euros higher (+6.9%), with a margin of 21.2%, an increase of 0.8 percentage points on 2016.

The EBIT of the first quarter of 2017 totalled 457 million euros (954 million euros in the fourth quarter of 2016).

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In organic terms, excluding non-recurring charges (661 million euros in Q4 2017 and 41 million euros in the same period of 2016 at the same exchange rate), this figure is 12.5% higher than in the total posted for the fourth quarter of 2016, with a margin of 21.7% (19.8% in Q4 2016).

The 2017 profits attributable to the Parent Company Shareholders totalled 1,121 million euros (1,808 million euros in 2016) with net non-recurring charges of 714 million euros. In comparable terms, i.e. excluding non-recurring items and, in 2016, the positive impact of the fair value valuation of the implicit option included in the mandatory convertible bond, the profits attributable to the Parent Company Shareholders in 2017 totalled about 270 million euros more than the previous year.

TIM Group headcount at 31 December 2017 was 59,429, including 49,689 in Italy (61,229 at 31 December 2016, including 51,125 in Italy).

Capital expenditure in the 2017 financial year totalled 5,701 million euros, 825 million euros more than in 2016, and may be broken down per operational sector as follows:

	2017		2016
(million euros)		% of total		% of total	Changes
Domestic	4,551	79.8	3,709	76.1	842
Brazil	1,150	20.2	1,167	23.9	(17)
Adjustments and eliminations	—	—	—	—	—
Consolidated Total	5,701	100.0	4,876	100.0	825
Margin (%)	28.8		25.6		3.2	pp

Investments in the Domestic Business Unit totalled 4.551 million euros, 842 million euros higher than in the previous year. This increase is attributable to costs for the renewal of GSM frequency use rights (630 million euros), and the speeding up of innovative investments in infrastructure development (+395 million euros more than in 2016); in particular, investments in the development of new generation services and networks represented 63% of total network investments in 2017 (6.3 percentage points higher than in 2016). Other types of investment reduced, again as a result of greater selectivity and ensuring that capital allocation decisions are guided by strategic priorities and profitability.

The Brazil Business Unit posted investments totalling 1,150 million euros in 2017, 17 million euros less than in 2016. Excluding the impact of exchange rate dynamics, for 82 million euros, the reduction was 99 million euros, and this primarily reflects lower expenditure on the renewal of frequency use rights (-52 million euros) and the development of Information Technology projects (-47 million euros), after the strong growth recorded in 2016 after the launch of the new commercial offers and the introduction of the new billing system. Investments in network infrastructure during 2017 totalled 806 million euros (3 million euros less than in 2016, at the same exchange rates), and were focussed for the most part on the development of the 4G mobile broadband network, reaching 3,003 cities (1,748 more than in 2016), covering 91.2% of the urban population.

2017 Cash flow from Group operations was positive for 2,496 million euros (2,856 million euros in 2016).

Adjusted Net Financial Debt was 25,308 million euros as of 31 December 2017, 189 million euros higher than on 31 December 2016 (25,119 million euros). The positive operational-financial dynamics absorbed almost all of the financial requirement generated by payments of income taxes, significantly higher than in 2016, and the payment of 630 million euros to renew the rights to use mobile telephony frequencies in the Domestic market, and 257 million euros in Brazil for the clean up by the appointed consortium of the 700 Mhz spectrum that the Business Unit acquired use rights to in 2014.

The net carrying amount of debt at 31 December 2017 totalled 26,091 million euros (25,955 million euros at 31 December 2016).

In the fourth quarter of 2017, the adjusted net financial debt decreased by 920 million euros, from the figure at 30 September 2017 (26,228 million euros); the resources generated by the positive operational-financial dynamic meant that the higher financial requirement created by the tax payments could be covered.

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The liquidity margin was 9,568 million euros, the sum of “Cash and cash equivalents” and “Securities other than investments” for a total of 4,568 million euros (5,483 million euros at 31 December 2016) and unused committed lines of credit for a total of 5,000 million euros This margin means that the financial liabilities of the Group falling due can be covered for at least the next 24 months.

BUSINESS UNIT RESULTS

DOMESTIC

2017 revenues totalled 15,354 million euros, an increase of 348 million euros over 2016 (+2.3%), confirming the progressive recovery that had already started in the previous year. Growth was higher in Q4 2017 than in the corresponding period of 2016, with revenues +1.8%, an improvement on the performance of the previous quarter (+0.8%); in organic terms, the increase was 2.0%.

Service revenues totalled 14,000 million euros, again higher than in 2016 (+122 million euros, +0.9%), and with a trend even better than that displayed by total revenues. In fact, they were 2.1% higher than in the same period of the previous year, which was the best performance for over 10 years, led by the growth in the customer base in both the Mobile and Fixed Broadband sectors, maintenance of ARPU levels, due to the increased penetration of ultrabroadband connectivity services (Fibre and LTE), digital services and ICT. In detail:

•	the service revenues generated in the Fixed market totalled 9.952 million euros, almost the same as in 2016 (-0.1%), but with a significant recovery and improvement in Q4 2017 (+1.2% compared to the same period of 2016). The inevitable contraction in revenues from traditional voice services (-279 million euros) consequent on the decrease in traditional accesses and the reduction of regulated prices for some wholesale services (-72 million euros) has been more than offset by the increase in revenues from ICT solutions (+56 million euros, +9%) and, above all, by the development of revenues from innovative data connectivity services (+284 million euros, +15%) led by the growth in UBB customer numbers (+1.2 million compared to 2016) which reached 2.1 million (3.1 million if wholesale lines are included);

•	Mobile market service revenues totalled 4,655 million euros, with an increase of 75 million euros compared to the previous year (+1.6%). This is driven by positive competitive performance, which led to growth in the customer base with no dilution effects on ARPU levels. This performance, noted already in the preceding quarters, was confirmed in Q4 (+0.5%, compared to the fourth quarter of 2016), despite the impact of the new regulation on roaming in the European Union.

Revenues from product sales, including changes to work in progress, totalled 1,354 million euros in 2017 (+226 million euros higher than in 2016), and reflect the increase in sales of smartphones and connected devices (smart TVs, Smart Home products, modems, set-top boxes, etc.).

The Domestic Business Unit operates separately in two different reference environments; their revenues are analysed below:

•	Core Domestic Revenues

Core Domestic revenues totalled 14,249 million euros, an increase of 2.3% (13,926 million euros in 2016).

The performance of the individual market segments as compared with the 2016 financial year is as follows:

•	Consumer: the 2017 revenues of the Consumer segment totalled 7,737 million euros, an increase of 348 million euros compared to 2016 (+4.7%); this dynamic confirmed the recovery trend that started in 2016. Service revenues totalled 6,947 million euros, higher than in 2016 (+153 million euros).

In particular:

•	Mobile revenues amounted to 3,893 million euros, 3.6% higher than in 2016 (+134 million euros). Service revenues increased by 105 million euros (+3.2% compared to 2016), confirming the improvement already seen in the preceding quarters (+2.9% in the fourth quarter), thanks to steady growth in mobile internet and digital services that supported ARPU levels;

•	fixed revenues totalled 3,809 million euros, an increase of 225 million euros compared with 2016 (+6.3%). Service revenues also confirmed the recovery trend already noted, which started in 2016, thanks in particular to the positive performance of the Broadband and Ultrabroadband customer base, and the overall resilience of ARPU levels.

•	Business: the revenues of the Business segment totalled 4,656 million euros, 125 million euros higher than 2016 (+2.8%), 21 million euros (+0.5%) of which 21 million euros from the service component and 104 million euros (+22%) from equipment and products.

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In detail:

•	the performance of Mobile revenues was better than in 2016 (+1.2%), thanks to the steady improvement in the services component (+4.5% in the fourth quarter). In particular, the growth of new digital services (+13% compared to the previous year) more than offset the ongoing contraction in traditional services (-9% compared to 2016, primarily in the voice component);

•	Fixed revenues grew by 111 million euros (+3.2% compared to 2016) thanks primarily to the devices and products component. Service revenues were actually substantially in line with those of 2016: the fall in the prices and revenues for traditional services (due to technological shift towards VoIP systems and solutions) was offset by the steady growth in revenues from ICT services (+9.3%).

•	Wholesale: the Wholesale segment posted revenues of 1,690 million euros in 2017, 90 million euros (-5.1%) lower than in 2016. This performance is due to the absence of one-off events relating to the sale of infrastructure (cable ducts and dark fibre/Backbone) to other operators which had a positive impact on 2016 revenues; in 2017, however, growth in revenues from ultrabroadband and access services (+88 million euros) more than offset the effect of the reduction in regulated prices (-72 million euros).

•	International Wholesale – Telecom Italia Sparkle Group Revenues

The 2017 revenues of the Telecom Italia Sparkle group—International Wholesale—totalled 1,349 million euros, 0.4% higher than in 2016, in organic terms, and 2.0% higher excluding revenues from other Group companies. In particular, the growth in revenues from voice and mobile services was 50.7 million euros in organic terms, which more than offset the fall in revenues from IP/Data/Other services, which were impacted by the end of the long-term contracts that expired in May 2017 (-33.7 million euros). Net of these expired long-term contracts, the growth in the IP/Data/Others component was +4.0- million euros in organic terms.

Domestic Business Unit EBITDA in 2017 totalled 6,171 million euros, 527 million euros lower compared to 2016 (-7.9%), with an EBITDA margin of 40.2% (-4.4 percentage points compared to 2015). However, 2017 suffered the negative impact of non-recurring charges totalling 882 million euros (182 million euros in the previous year) relating to the company reorganisation/restructuring processes already mentioned, commercial disputes and settlements, particularly in the fourth quarter of 2017.

In the absence of these charges, the organic change in EBITDA would have been a 2.5% increase, with a margin of 45.9%, in line with 2016, despite the higher incidence of revenues from products with lower margins than revenues from services in the total turnover.

The performance of EBITDA benefited from both the positive commercial results, and their related impact on revenues, and the programme to optimise costs, particularly industrial and general operational costs, which at the same time safeguarded the levers that underpin the commercial push.

EBIT for the Domestic Business Unit in 2017 was 2,772 million euros (3,376 million euros in 2016), a reduction of 604 million euros (-17.9%), with an EBIT margin of 18.1% (22.5% in 2016).

The 2017 results reflect the negative impact of non-recurring charges totalling 912 million euros (182 million euros in 2016). Excluding these charges, the organic change in EBIT would have been positive and equal to 3.6%, accounting for 24.0% of revenues.

The headcount, of 49,851 employees, fell by 1,429 units compared to 31 December 2016.

BRAZIL (average real/euro exchange rate 3.60584)

2017 TIM Brasil revenues totalled 16,234 million reais, up by 617 million reais (+4.0%) compared to the previous year. Revenues from services totalled 15,474 million reais, with an increase of 754 million reais compared to the 14,720 million reais of the 2016 financial year (+5.1%).

Revenues from product sales totalled 760 million reais, (897 million reais in 2016 (-15.3%). The fall reflects the change in commercial policy, more focussed on value than on increasing the volumes sold, and aimed at developing the acquisition of new handsets that can use broadband services on the 3G/4G networks by TIM’s customers, and to support the new offers to retain the highest value post-paid customers.

Revenues for Q4 2017 were 214 million reais higher than in the fourth quarter of 2016 (+5.3%)

Mobile ARPU in 2017 was 20.2 reais compared with 18.0 reais in 2016 (+12.2%).

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The total number of lines at 31 December 2017 was 58,634 thousand, a decrease of 4,784 thousand from the figure at 31 December 2016 (63,418 thousand). This reduction is entirely attributable to the prepaid segment (-7,701 thousand), and is only partially offset by the growth in the post-paid segment (+2,918 thousand), also as an effect of the ongoing consolidation in the second SIM card market.

EBITDA totalled 5,894 million reais, 780 million reais higher than in 2016 (+15.3%). The growth in EBITDA may be attributed to both the positive trend in revenues and to the benefits deriving from the efficiency projects on the operational costs structure that started in the second half of the previous year.

The EBITDA margin was 36.3%, 3.6 percentage points higher than in 2016.

It should also be noted that personnel costs for 2016 also included non-recurring charges for redundancy costs totalling 56 million reais. Here too, excluding the impact of the non-recurring charges, 2017 EBITDA was higher (+14.0%) than in 2016.

EBITDA totalled 1,758 million reais in Q4 2017, with performance that showed a progressive improvement, compared to the figures posted in the preceding quarters. The EBITDA margin was 41.3%, 3.0 percentage points higher than in the same period of the previous year.

EBIT totalled 1,931 million reais, an improvement of 513 million reais (+36,2%) compared to 2016 (1,418 million reais). This result benefits from the greater contribution of the EBITDA (+780 million reais) offset by higher depreciation (+228 million reais) due to the development of the industrial infrastructure and the lower impact of net capital gains on asset sales (-39 million reais), principally related to the operation of telecommunications towers. On this point, it should be noted that the last partial sale of telecommunications towers, to American Tower do Brasil was finalised in the second quarter of 2017; this operation produced a small injection of cash with little economic impact.

EBIT in the fourth quarter of 2017 was 729 million euros (586 million euros in Q4 2016), 24.4% higher than in the same period of 2016, with a margin of 17.1% (14.5% in Q4 2016).

The headcount stood at 9,508 employees (9,849 as of 31 December 2016).

THE RESULTS OF TIM S.p.A.

Revenues totalled 14,099 million euros, 429 million euros (+3.1%) higher than in 2016. The results confirm the trend of steady improvement supported, in particular, by the growth in the broadband customer base, in both the Mobile and the Fixed sectors, as well as the resilience of ARPU levels thanks to the growing penetration of Fibre and LTE ultrabroadband connectivity services, ICT and digital services. The concurrent increase in sales of smartphones, smart TVs and other smart products had a positive impact on this trend.

EBITDA totalled 5,801 million euros, a decrease of 503 million euros (-8.0%) compared to 2016 (6,304 million euros), with a margin of 41.1% (46.1% in 2016).

EBITDA for 2017 reflected the negative impact of non-recurring charges due primarily to the aforementioned restructuring plan for a total of 876 million euros. Without these, the change in EBITDA would have been +3.4%, with an EBITDA margin of 47.4% of revenues, broadly in line with 2016.

EBIT totalled 2,567 million euros, an increase of 567 million euros compared to 2016 (3,134 million euros). The EBIT margin reduced from the 22.9% of 2016 to 18.2% of 2017.

EBIT reflected the negative impact of non-recurring net charges totalling 906 million euros (156 million euros in 2016). Without these charges, the change would have been 183 million euros higher (5.6%), with a margin of 24.6%, an increase of 0.5 percentage points on 2016.

TIM S.p.A.’s profits for the year totalled 1,087 million euros (1,897 millions at 31 December 2016), and were impacted by the non-recurring net charges for 671 million euros. In comparable terms, namely, excluding the non-recurrent items and the positive impact in 2016 of the fair value valuation of the implicit option included in the mandatory convertible bond, the profits for 2017 would have totalled around 1.8 billion euros, almost 0.5 billion higher than in 2016 (1.3 billion euros).

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EVENTS SUBSEQUENT TO 31 December 2017

TIM: THE CONTENT OFFER IS STRATEGIC, THE CREATION OF THE JOINT VENTURE GOES AHEAD

See the Press Release on the same subject issued on 17 January 2018.

PERSIDERA: TIM BOD EMPOWERS THE CEO TO CONCLUDE THE SALE

See the Press Release on the same subject issued on 23 February 2018.

TIM: CLARIFICATION ON THE PROXY TO SELL PERSIDERA CONFERRED TO ADVOLIS S.A.

See the Press Release on the same subject issued on 3 March 2018.

OUTLOOK FOR THE 2018 FINANCIAL YEAR

See the Press Release on the Strategic Plan 2018-2020 issued today.

CONSOLIDATED NON-FINANCIAL STATEMENT—SUSTAINABILITY REPORT

The Board of Directors also approved the 2017 Consolidated Non-Financial Statement/Sustainability Report, a document drawn up in compliance with the obligations set out in Legislative Decree 254/2016 to report information of a non-financial nature, and information on diversity.

The subjects the law has made it obligatory for companies to report on are subjects that TIM Group has been reporting on since 1997, when the Group published its first social report, which was then subsequently extended to cover environmental issues.

The current Sustainability Report follows a multi-stakeholder approach, through the joint analysis of actions taken in relation to the principal holders of interests with which the Company interacts. It is based on the Global Reporting Initiative standards for sustainability reporting, and on the principles (inclusiveness, materiality and responsiveness) of the AA1000 AccountAbility Principles Standard (APS 2008), adopted by the Group from the 2009 Financial Statements onwards.

The 2017 matrix of materiality, which combines the points of view of the Company and its stakeholders, has also identified the Sustainable Development Goals (SDGs) that the Group believes it can make an appreciable contribution to, through the digitalisation of the country, social inclusion and safeguarding human rights, improvement in the sustainability in the value chain and the fight against climate change.

The non-financial reporting accompanies the Company’s ranking in the principal sustainability indexes, that, in 2017, among others, saw TIM Group confirmed, for the 14th consecutive year, in the Dow Jones Sustainability Indices World (DJSI World) and Europe (DJSI Europe), as well as its entry into the Euronext Vigeo World 120 and confirmation in the Euronext Vigeo, Eurozone 120 and Euronext Vigeo Europe 120.

CALL OF THE SHAREHOLDERS MEETING

The Board of Directors has called the Shareholders’ meeting for 24 April 2018 (single call) at the auditorium in Rozzano (Milan), Viale Toscana 3.

The following will be proposed to the Shareholders’ meeting:

•	confirmation of the office of Director of the serving Chief Executive Officer Amos Genish, who was co-opted on 28 September 2017 and will therefore remain in office until the next Shareholders’ Meeting;

•	that it approve the financial statements for the year and distribution of the privileged dividend for savings shares only, totalling 2.75 eurocents per share (in accordance with the previously announced dividend policy);

•	that it approve the remuneration report, pursuant to law;

10

•	approval of an incentive plan based on performance share, divided into two tranches intended respectively for the Chief Executive Officer and members of the management of the TIM Group;

•	appointment of the new Board of Statutory Auditors, following expiry of the term of office;

•	conferment of the appointment on the new external auditor for the nine-year period 2019-2027, based on the selection made by the Board of Statutory Auditors.

The dividends will be made payable to the entitled parties based on the evidence in the share deposit accounts at the end of the record date of 19 June 2018 (record date), starting from 20 June 2018 next, while the coupon date will be 18 June 2018.

The Board of Statutory Auditors will be appointed, in accordance with the laws and Bylaws, on the basis of slates submitted by shareholders holding at least 0.5% of the capital with voting rights, by 30 March 2017 (unless extended to 3 April in the event of only one or no slate being submitted, or even the submission of only slates connected to the relative majority shareholder Vivendi S.A.). The appointment must comply with rules on gender equality, under which there must be three Standing Auditors of one gender and two of the other, and two Alternate Auditors of each gender.

As of the 2019 financial statements and up until the 2027 financial statements (at the end of the 2010-2018 appointment already awarded to PricewaterhouseCoopers S.p.A.) the external auditor will be identified through an early selection which is necessary to respect the principle of the independence of the new external auditor, prevented from performing certain services from the start of the audit period.

The approval of a long-term share-based incentive plan, reserved for the Chief Executive Officer Amos Genish (assuming his confirmation) and members of the senior management of the Group, to be selected by the Board of Directors at the suggestion of the Executive Chairman and the Chief Executive Officer, will also be proposed to the Shareholders’ Meeting. The initiative is based on the so-called performance shares, through the free-of-charge allocation, subject to a two-year lock-up, of a maximum amount of 85,000,000 ordinary shares, in a variable number depending on the achievements in the 2018-2020 period (which corresponds to the lifetime of the Group’s strategic planning) of predetermined Performance Parameters relating to (i) the performance of ordinary shares on the stock market in the period from 1 January 2018 – 31 December 2020 (except for cases of early termination with the right maintained, i.e. of subsequent allocation), compared to a basket of securities issued by a panel of peers (weight: 70%) and (ii) the free cash flow accumulating over the incentive period, as per the strategic plan (weight 30%). The attribution of performance shares to the Chief Executive Officer (a maximum number of 30,000,000) represents a transaction of lesser importance with related parties, and was made at the proposal and having heard the opinion of the Nomination and Remuneration Committee, as per the specific corporate procedure. A specific information notice on the initiative will be made available to the public in the terms laid down by current regulations together with the explanatory report of the Directors to the Shareholders’ Meeting.

CORPORATE GOVERNANCE ISSUES

In addition to approving the report on corporate governance and share ownership (which, inter alia, indicates that Directors Antonini, Bernabè, Borsani, Calvosa, Cornelli, Frigerio, Herzog, Jones, Moretti and Vivarelli continue to meet the independence requirements of the law and the Borsa Italiana Code) and the 2017 Consolidated Non-Financial Statement/Sustainability Report (see the specific section on this topic above), the Board of Directors examined the new organisational plan being implemented, based on the development of the new strategic plan.

In doing so, it acknowledged the appointment of Michel Sibony, who as of today join the TIM Group as head of the Procurement Unit and Real Estate department. Michel Sibony does not hold any TIM shares. His CV is attached to this release.

Michel Sibony joins the management team through partial secondment from Vivendi S.A., a related party of TIM. The transaction occurred in compliance with the specific company procedure, which qualifies it as a transaction excluded from the application of the Consob Regulation due to the subject, terms and value, subject to the responsibility and assessment of the management. The secondment was subject to direction and coordination activities by Vivendi, and occurred as a result of the aforementioned reorganization process, in light of the Company’s interest in acquiring the collaboration of a resource with consolidated experience, also gained in international contexts, to hold a role deemed to be strategic.

The anticipated compensation package is aligned with market practices and the relationship follows a previous consultancy one.

11

***

The Executive responsible for preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Law on Finance, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

12

Michel Sibony

After his studies as an accountant and then 13 years of experience in the industry, Michel Sibony joined the Bolloré Group at the beginning of 2002. Michel Sibony holds several functions within the Bolloré Group, Havas Group, and, since 2016 in the Vivendi Group where he was recently appointed Chief Value Officer. Involved in all the new projects of the Group, his role covers the full range of expertise and investment. He is 51 years old and has 3 children.

13

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the TIM Group and the Parent Company TIM S.p.A.. Such measures, which are presented in the periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by TIM as a financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for assessing the operating performance of the Group (as a whole and at the Business Unit level) and of the Parent Company TIM S.p.A. in addition to EBIT.

These measures are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Other expenses (income) from investments (1)

+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

EBITDA- Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•	“Expenses (income) from investments” for TIM S.p.A..

•	Line item in Group consolidated financial statements only.

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in Revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Company; this method of presenting information is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “organic” ones.

•	EBITDA margin and EBIT margin: TIM believes that these margins represent some useful indicator of the ability of the Group (as a whole and at Business Unit level) and the Parent Company to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted into EBITDA and EBIT, respectively. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the fiscal year with those of the previous fiscal years.

•	Net Financial Debt: TIM believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In this press release are included two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and Parent Company, respectively.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (named “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities

+	Current financial liabilities

+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale

A)	Gross Financial Debt

+	Non-current financial assets

+	Current financial assets

+	Financial assets included in Discontinued operations/Non-current assets held for sale

B)	Financial Assets

C=(A - B)	Net Financial Debt carrying amount

D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets

E=(C + D)	Adjusted Net Financial Debt

The reclassified Separate Income Statements, Statements of Comprehensive Income, Statements of Financial Position and the Statements of Cash Flows as well as the Net Financial Debt of the TIM Group and the Parent TIM S.p.A., herewith presented, are the same as those included in the Report of Operations of 2017 TIM Annual Financial Report. Such statements, as well as the Net Financial Debt, are however consistent with those included in the TIM Consolidated and Separate Financial Statements for the year ended December 31, 2017.

To such extent, please note that the audit work by our independent auditors on the TIM Consolidated and Separate Financial Statements for the year ended December 31, 2017 as well as the check of consistency of the 2017 Report on Operations with the related TIM Consolidated and Separate Financial Statements have not yet been completed.

TIM GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

	2017	2016	Change (a-b)
(millions of euros)	(a)	(b)	amount	%
Revenues	19,828	19,025	803	4.2
Other income	523	311	212	68.2
Total operating revenues and other income	20,351	19,336	1,015	5.2
Acquisition of goods and services	(8,388)	(7,793)	(595)	(7.6)
Employee benefits expenses	(3,626)	(3,106)	(520)	(16.7)
Other operating expenses	(1,208)	(1,083)	(125)	(11.5)
Change in inventories	35	9	26	—
Internally generated assets	626	639	(13)	(2.0)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	7,790	8,002	(212)	(2.6)
Depreciation and amortization	(4,473)	(4,291)	(182)	(4.2)
Gains (losses) on disposals of non-current assets	11	14	(3)	(21.4)
Impairment reversals (losses) on non-current assets	(37)	(3)	(34)	—
Operating profit (loss) (EBIT)	3,291	3,722	(431)	(11.6)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(1)	(23)	22	95.7
Other income (expenses) from investments	(18)	7	(25)	—
Finance income	1,808	2,543	(735)	(28.9)
Finance expenses	(3,303)	(3,450)	147	4.3
Profit (loss) before tax from continuing operations	1,777	2,799	(1,022)	(36.5)
Income tax expense	(490)	(880)	390	44.3
Profit (loss) from continuing operations	1,287	1,919	(632)	(32.9)
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	47	(47)	—
Profit (loss) for the year	1,287	1,966	(679)	(34.5)
Attributable to:
Owners of the Parent	1,121	1,808	(687)	(38.0)
Non-controlling interests	166	158	8	5.1

TIM GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)			2017	2016
Profit (loss) for the year	(a	)	1,287	1,966
Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			10	(33)
Income tax effect			(1)	7
	(b	)	9	(26)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Income tax effect			—	—
	(c)		—	—
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c)		9	(26)
Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			63	46
Loss (profit) transferred to Separate Consolidated Income Statement			(62)	(37)
Income tax effect			2	(2)
	(e	)	3	7
Hedging instruments:
Profit (loss) from fair value adjustments			(854)	(312)
Loss (profit) transferred to Separate Consolidated Income Statement			826	(80)
Income tax effect			(3)	90
	(f	)	(31)	(302)
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(830)	852
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			19	304
Income tax effect			—	—
	(g	)	(811)	1,156
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Loss (profit) transferred to Separate Consolidated Income Statement			—	—
Income tax effect			—	—
	(h)		—	—
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h)		(839)	861
Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i)		(830)	835
Total comprehensive income (loss) for the year	(a+k)		457	2,801
Attributable to:
Owners of the Parent			527	2,534
Non-controlling interests			(70)	267

TIM GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			12/31/2017	12/31/2016	Change
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			29,462	29,612	(150)
Intangible assets with a finite useful life			7,192	6,951	241
			36,654	36,563	91
Tangible assets
Property, plant and equipment owned			14,209	13,947	262
Assets held under finance leases			2,331	2,413	(82)
			16,540	16,360	180
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			17	18	(1)
Other investments			51	46	5
Non-current financial assets			1,768	2,698	(930)
Miscellaneous receivables and other non-current assets			2,422	2,222	200
Deferred tax assets			993	877	116
			5,251	5,861	(610)

Total Non-current assets	(a	)	58,445	58,784	(339)

Current assets
Inventories			290	270	20
Trade and miscellaneous receivables and other current assets			4,959	5,426	(467)
Current income tax receivables			77	94	(17)
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,430	1,908	(478)
Cash and cash equivalents			3,575	3,964	(389)
			5,005	5,872	(867)
Current assets sub-total			10,331	11,662	(1,331)
Discontinued operations /Non-current assets held for sale			—	—	—

Total Current assets	(b	)	10,331	11,662	(1,331)

Total Assets	(a+b	)	68,776	70,446	(1,670)

			12/31/2017	12/31/2016	Change
(millions of euros)			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			21,557	21,207	350
Non-controlling interests			2,226	2,346	(120)

Total Equity	(c	)	23,783	23,553	230

Non-current liabilities
Non-current financial liabilities			28,108	30,469	(2,361)
Employee benefits			1,736	1,355	381
Deferred tax liabilities			265	293	(28)
Provisions			825	830	(5)
Miscellaneous payables and other non-current liabilities			1,678	1,607	71

Total Non-current liabilities	(d	)	32,612	34,554	(1,942)

Current liabilities
Current financial liabilities			4,756	4,056	700
Trade and miscellaneous payables and other current liabilities			7,513	7,646	(133)
Current income tax payables			112	637	(525)
Current liabilities sub-total			12,381	12,339	42
Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—

Total Current Liabilities	(e	)	12,381	12,339	42

Total Liabilities	(f=d+e	)	44,993	46,893	(1,900)

Total Equity and liabilities	(c+f	)	68,776	70,446	(1,670)

TIM GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			2017	2016
Cash flows from operating activities:
Profit (loss) from continuing operations			1,287	1,919
Adjustments for:
Depreciation and amortization			4,473	4,291
Impairment losses (reversals) on non-current assets (including investments)			50	6
Net change in deferred tax assets and liabilities			(147)	38
Losses (gains) realized on disposals of non-current assets (including investments)			(11)	(15)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			1	23
Change in provisions for employee benefits			437	(131)
Change in inventories			(30)	(10)
Change in trade receivables and net amounts due from customers on construction contracts			379	(310)
Change in trade payables			(605)	229
Net change in current income tax receivables/payables			(515)	581
Net change in miscellaneous receivables/payables and other assets/liabilities			80	(915)
Cash flows from (used in) operating activities	(a	)	5,399	5,706
Cash flows from investing activities:
Purchase of intangible assets			(2,292)	(1,641)
Purchase of tangible assets			(3,477)	(3,467)

Total purchase of intangible and tangible assets on an accrual basis			(5,769)	(5,108)

Change in amounts due for purchases of intangible and tangible assets			455	450

Total purchase of intangible and tangible assets on a cash basis			(5,314)	(4,658)

Capital grants received			82
Acquisition of control of companies or other businesses, net of cash acquired			—	(10)
Acquisitions/disposals of other investments			(4)	(5)
Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)			466	175
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	492
Proceeds from sale/repayments of intangible, tangible and other non-current assets			30	42
Cash flows from (used in) investing activities	(b	)	(4,740)	(3,964)
Cash flows from financing activities:
Change in current financial liabilities and other			(1,188)	(437)
Proceeds from non-current financial liabilities (including current portion)			2,630	3,561
Repayments of non-current financial liabilities (including current portion)			(3,426)	(4,164)
Changes in hedging and non-hedging derivatives			997
Share capital proceeds/reimbursements (including subsidiaries)			16	4
Dividends paid			(235)	(227)
Changes in ownership interests in consolidated subsidiaries			(4)	—
Cash flows from (used in) financing activities	(c	)	(1,210)	(1,263)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	(45)
Aggregate cash flows	(e=a+b+c+d	)	(551)	434
Net cash and cash equivalents at beginning of the year:	(f	)	3,952	3,216
Net foreign exchange differences on net cash and cash equivalents	(g	)	(155)	302
Net cash and cash equivalents at end of the year:	(h=e+f+g	)	3,246	3,952

Additional Cash Flow information

(millions of euros)	2017	2016
Income taxes (paid) received	(1,100)	(218)
Interest expense paid	(2,899)	(2,306)
Interest income received	1,636	934
Dividends received	1	8

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2017	2016
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations	3,964	3,559
Bank overdrafts repayable on demand - from continuing operations	(12)	(441)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	98
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—
	3,952	3,216
Net cash and cash equivalents at end of the year:
Cash and cash equivalents - from continuing operations	3,575	3,964
Bank overdrafts repayable on demand - from continuing operations	(329)	(12)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—
	3,246	3,952

TIM GROUP - NET FINANCIAL DEBT

	12/31/2017	12/31/2016	Change
(millions of euros)	(a)	(b)	(a-b)
Non-current financial liabilities
Bonds	19,981	20,369	(388)
Amounts due to banks, other financial payables and liabilities	5,878	7,656	(1,778)
Finance lease liabilities	2,249	2,444	(195)
	28,108	30,469	(2,361)
Current financial liabilities (*)
Bonds	2,221	2,595	(374)
Amounts due to banks, other financial payables and liabilities	2,354	1,269	1,085
Finance lease liabilities	181	192	(11)
	4,756	4,056	700
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

Total gross financial debt	32,864	34,525	(1,661)

Non-current financial assets
Securities other than investments	—	(1)	1
Financial receivables and other non-current financial assets	(1,768)	(2,697)	929
	(1,768)	(2,698)	930
Current financial assets
Securities other than investments	(993)	(1,519)	526
Financial receivables and other current financial assets	(437)	(389)	(48)
Cash and cash equivalents	(3,575)	(3,964)	389
	(5,005)	(5,872)	867
Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

Total financial assets	(6,773)	(8,570)	1,797

Net financial debt carrying amount	26,091	25,955	136
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(783)	(836)	53
Adjusted Net Financial Debt	25,308	25,119	189
Breakdown as follows:

Total adjusted gross financial debt	31,149	32,574	(1,425)

Total adjusted financial assets	(5,841)	(7,455)	1,614

(*) of which current portion of medium/long-term debt:
Bonds	2,221	2,595	(374)
Amounts due to banks, other financial payables and liabilities	1,371	670	701
Finance lease liabilities	181	192	(11)

TIM GROUP - OPERATING FREE CASH FLOW

(millions of euros)	2017	2016	Change
EBITDA	7,790	8,002	(212)
Capital expenditures on an accrual basis	(5,701)	(4,876)	(825)
Change in net operating working capital:	(126)	(98)	(28)
Change in inventories	(30)	(10)	(20)
Change in trade receivables and net amounts due from customers on construction contracts	379	(310)	689
Change in trade payables (*)	(217)	445	(662)
Other changes in operating receivables/payables	(258)	(223)	(35)
Change in provisions for employee benefits	437	(131)	568
Change in operating provisions and Other changes	96	(41)	137
Net operating free cash flow	2,496	2,856	(360)
% of Revenues	12.6	15.0	(2.4	) pp

(*)	Includes the change in trade payables for amounts due to fixed assets suppliers.

TIM GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

			Change
(millions of euros)	2017	2016	amount	%		% organic
Revenues	15,354	15,006	348	2.3		2.4
EBITDA	6,171	6,698	(527)	(7.9)		(7.8)
EBITDA margin	40.2	44.6		(4.4	) pp	(4.4	) pp
EBIT	2,772	3,376	(604)	(17.9)		(17.9)
EBIT margin	18.1	22.5		(4.4	) pp	(4.4	) pp
Headcount at year–end (number)	49,851	51,280	(1,429)	(2.8)

Core Domestic

			Change
(millions of euros)	2017	2016	amount	%
Revenues	14,249	13,926	323	2.3
Consumer	7,737	7,389	348	4.7
Business	4,656	4,531	125	2.8
Wholesale	1,690	1,780	(90)	(5.1)
Other	166	226	(60)	(26.5)
EBITDA	6,029	6,528	(499)	(7.6)
EBITDA margin	42.3	46.9		(4.7	) pp
EBIT	2,736	3,309	(573)	(17.3)
EBIT margin	19.2	23.8		(4.7	) pp
Headcount at year-end (number)(*)	49,095	50,527	(1,432)	(2.8)

(*)	Includes employee with temp work contracts: 0 employees at 12/31/2017 (1 employee at 12/31/2016).

International Wholesale – Telecom Italia Sparkle group

			Change
(millions of euros)	2017	2016	amount	%		% Organic
Revenues	1,349	1,351	(2)	(0.1)		0.4
of which third parties	1,152	1,136	16	1.4		2.0
EBITDA	154	182	(28)	(15.4)		(14.4)
EBITDA margin	11.4	13.5		(2.1	) pp	(2.0	) pp
EBIT	37	67	(30)	(44.8)		(43.9)
EBIT margin	2.7	5.0		(2.3	) pp	(2.2	) pp
Headcount at year-end (number) (*)	756	753	3	0.4

(*)	Includes employees with temp work contracts: zero employees at 12/31/2017 (3 employees at 12/31/2016).

***

BRAZIL

	(millions of euros)		(millions of Brazilian reais)		Change
	2017	2016	2017	2016	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	4,502	4,047	16,234	15,617	617	4.0
EBITDA	1,635	1,325	5,894	5,114	780	15.3
EBITDA margin	36.3	32.7	36.3	32.7		3.6pp
EBIT	535	368	1,931	1,418	513	36.2
EBIT margin	11.9	9.1	11.9	9.1		2.8pp
Headcount at year-end (number)			9,508	9,849	(341)	(3.5)

TIM GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

			Change
(millions of euros)	2017	2016	amount	%
REPORTED REVENUES	19,828	19,025	803	4.2
Foreign currency financial statements translation effect		277	(277)
Changes in the scope of consolidation		—	—
ORGANIC REVENUES	19,828	19,302	526	2.7

EBITDA – reconciliation of organic data

			Change
(millions of euros)	2017	2016	amount	%
REPORTED EBITDA	7,790	8,002	(212)	(2.6)
Foreign currency financial statements translation effect		91	(91)
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	7,790	8,093	(303)	(3.7)
of which Non-recurring Income/(Expenses)	(883)	(197)	(686)
Foreign currency translation effect on Non-recurring Income/(Expenses)		(1)	1
ORGANIC EBITDA, excluding Non-recurring items	8,673	8,291	382	4.6

EBIT – reconciliation of organic data

			Change
(millions of euros)	2017	2016	amount	%
REPORTED EBIT	3,291	3,722	(431)	(11.6)
Foreign currency financial statements translation effect		24	(24)
Changes in the scope of consolidation		—	—
ORGANIC EBIT	3,291	3,746	(455)	(12.1)
of which Non-recurring Income/(Expenses)	(913)	(185)	(728)
Foreign currency translation effect on Non-recurring Income/(Expenses)		—	—
ORGANIC EBIT, excluding Non-recurring items	4,204	3,931	273	6.9

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

			Change
(millions of euros)	2017	2016	amount	%
REPORTED EBITDA	6,171	6,698	(527)	(7.9)
Foreign currency financial statements translation effect		(2)	2
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	6,171	6,696	(525)	(7.8)
of which Non-recurring Income/(Expenses)	(882)	(182)	(700)
ORGANIC EBITDA, excluding Non-recurring items	7,053	6,878	175	2.5

EBIT – reconciliation of organic data

			Change
(millions of euros)	2017	2016	amount	%
REPORTED EBIT	2,772	3,376	(604)	(17.9)
Foreign currency financial statements translation effect		(1)	1
Changes in the scope of consolidation		—	—
ORGANIC EBIT	2,772	3,375	(603)	(17.9)
of which Non-recurring Income/(Expenses)	(912)	(182)	(730)
ORGANIC EBIT, excluding Non-recurring items	3,684	3,557	127	3.6

TIM GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of December 31, 2017:

	12/31/2017		12/31/2016
(billions of euros)	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2019	4.0	—	4.0	—
Revolving Credit Facility – due March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

As at December 31, 2017 TIM had two syndicated Revolving Credit Facilities for the amounts of 4 billion euros and 3 billion euros maturing, respectively, on May 24, 2019 and on March 25, 2020, both not utilized. On January 16, 2018 the two Revolving Credit Facilities have simultaneously been closed and a new Revolving Credit Facility have been drawn up for the amount of 5 billion euros and expiring in 5 years.

Furthermore, TIM has:

•	a bilateral Term Loan with UBI Banca (former Banca Regionale Europea) for the amount of 200 million euros expiring in July 2019, drawn down for the full amount;

•	two bilateral Term Loans with Mediobanca respectively for the amount of 134 million euros expiring in November 2019 and for the amount of 75 million euros expiring in July 2020, drawn down for the full amounts;

•	a bilateral Term Loan with ICBC for the amount of 120 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan with Intesa Sanpaolo for the amount of 200 million euros expiring in August 2021, drawn down for the full amount;

•	a hot money loan with Banca Popolare Emilia Romagna for the amount of 250 million euros expiring in February 2018, drawn down for the full amount;

•	a hot money loan with Intesa Sanpaolo for the amount of 200 million euros expiring in December 2018, drawn down for the full amount;

•	a bilateral Term Loan with Intesa Sanpaolo for the amount of 2 billion euros expiring in December 2018, unused.

On December 21, 2017 TIM S.p.A. notified Mediobanca the execution of the early repayment, in force on January 3, 2018, regarding the bilateral Term Loan for the amount of 150 million euros expiring in July 2020, for the total outstanding amount of 75 million euros.

On January 16, 2018 TIM S.p.A. exercised its right of early resolution, in force on January 17, 2018, on the bilateral Term Loan for the amount of 2 billion euros with Intesa Sanpaolo, expiring in December 2018.

Bonds

The following tables show the evolution of the bonds during the year 2017:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 2.500% due 7/19/2023	Euro	1,000	1/19/2017
Telecom Italia S.p.A. 1,250 million euros 2.375% due 10/12/2027	Euro	1,250	10/12/2017

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 545 million euros 7.000% (1)	Euro	545	1/20/2017
Telecom Italia S.p.A. 628 million euros 4.500% (2)	Euro	628	9/20/2017
Telecom Italia S.p.A. 750 million of GBP 7.375%	GBP	750	12/15/2017

•	Net of 455 million euros repurchased by TIM S.p.A. during 2015.
•	Net of 372 million euros repurchased by TIM S.p.A. during 2015.

With respect to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at December 31, 2017, the amount was 204 million euros (nominal amount) and increased by 3 million euros compared to December 31, 2016 (201 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of December 31, 2017 issued by TIM S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by TIM S.p.A.) totals 4,162 million euros with the following detail:

•	593 million euros, due May 25, 2018;

•	564 million euros (equivalent to 677 USD million), due June 4, 2018;

•	582 million euros, due December 14, 2018;

•	832 million euros, due January 29, 2019;

•	633 million euros (equivalent to 760 USD million), due June 18, 2019;

•	958 million euros (equivalent to 850 GBP million), due June 24, 2019.

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would involve the early automatic redemption of the bonds in relation to events other than the insolvency of the TIM Group(1). Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets, including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by TIM S.p.A. from the European Investment Bank (“EIB”), as at December 31, 2017, the total nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenant:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	in the loan of 500 million euros signed on December 14, 2015, TIM enter into a contractual agreement according to which, for all the duration of the loan, the total financial indebtedness of the companies of the Group different from TIM S.p.A., and except in case that indebtedness is entirely and irrevocably guaranteed by TIM S.p.A., will be less than the 35% (thirty-five per cent) of the Group total financial indebtedness.

(1)	The case of change in control would involve the repayment in advance of the convertible bond of TIM S.p.A., the EIB loans and the bilateral Term Loan with Mediobanca, as better described hereafter.

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 1,150 million euros and the loans at direct risk, respectively, of 300 million euros signed on July 30, 2014 and 500 million euros signed on December 14, 2015, need to apply the following covenants:

•	“Inclusion clause”, provided on loans for a total amount of 1,650 million euros, according to which in the event TIM commits to keep in other loan contracts financial covenants (and in the loans at direct risk signed in 2014 and 2015, also more stringent clauses, for example, cross default and restrictions of the sale of goods) which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request, at its fair opinion, in case those variations shall have negative consequences on TIM financial capacity, the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

•	“Network Event”, clause provided on loans for a total amount of 1,350 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of not controlled third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, TIM shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

TIM S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, TIM must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which, at the investors’ discretion, the possible constitution of guarantees or the repayment in advance of the issued amount by cash or shares and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by TIM, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of December 31, 2017, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TIM GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2017	2016
Acquisition of goods and services:
Professional expenses, consulting services end other costs	(10)	(2)
Employee benefits expenses:
Expenses related to restructuring, rationalization and other	(697)	(159)
Other operating expenses:
Sundry expenses and other provisions	(176)	(36)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(883)	(197)
Gains (losses) on disposals of non-current assets:
Gain on disposals of non-current assets	—	12
Impairment reversals (losses) on non-current assets:
Write-down of intangible assets	(30)	—
Impact on EBIT—Operating profit (loss)	(913)	(185)
Finance expenses:
Interest expenses and other finance expenses	(26)	(25)
Impact on profit (loss) before tax from continuing operations	(939)	(210)
Income taxes on non-recurring items	262	63
Provision for tax risks Sparkle case	(37)	—
Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	—	(12)
Impact on profit (loss) for the year	(714)	(159)

TIM S.p.A. - SEPARATE INCOME STATEMENTS

			Change
(millions of euros)	2017	2016	amount	%
Revenues	14,099	13,670	429	3.1
Other income	459	241	218	90.5
Total operating revenues and other income	14,558	13,911	647	4.7
Acquisition of goods and services	(5,567)	(5,051)	(516)	(10.2)
Employee benefits expenses	(3,034)	(2,530)	(504)	(19.9)
Other operating expenses	(658)	(517)	(141)	(27.3)
Change in inventories	45	8	37
Internally generated assets	457	483	(26)	(5.4)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,801	6,304	(503)	(8.0)
Depreciation and amortization	(3,203)	(3,161)	(42)	(1.3)
Gains (losses) on disposals of non-current assets	(1)	(6)	5	83.3
Impairment reversals (losses) on non-current assets	(30)	(3)	(27)
Operating profit (loss) (EBIT)	2,567	3,134	(567)	(18.1)
Income (expenses) from investments	225	12	213
Finance income	1,571	1,957	(386)	(19.7)
Finance expenses	(2,965)	(2,784)	(181)	(6.5)
Profit (loss) before tax from continuing operations	1,398	2,319	(921)	(39.7)
Income tax expense	(311)	(762)	451	59.2
Profit (loss) from continuing operations	1,087	1,557	(470)	(30.2)
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	340	(340)	—
Profit (loss) for the year	1,087	1,897	(810)	(42.7)

TIM S.p.A. - STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Income Statements, and all non-owner changes in equity.

(millions of euros)			2017	2016
Profit (loss) for the year	(a	)	1,087	1,897
Other components of the Statement of Comprehensive Income:
Other components that will not be reclassified subsequently to Separate Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			9	(29)
Income tax effect			(2)	7
			7	(22)

Total other components that will not be reclassified subsequently to Separate Income Statement	(b	)	7	(22)

Other components that will be reclassified subsequently to Separate Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			(33)	4
Loss (profit) transferred to the Separate Income Statement			—	—
Income tax effect			9	(2)
	(c	)	(24)	2
Hedging instruments:
Profit (loss) from fair value adjustments			(190)	(498)
Loss (profit) transferred to the Separate Income Statement			393	279
Income tax effect			(49)	44
	(d	)	154	(175)

Total other components that will be reclassified subsequently to Separate Income Statement	(e= c+d	)	130	(173)

Total other components of the Statement of Comprehensive Income	(f= b+e	)	137	(195)

Total comprehensive income (loss) for the year	(a+f	)	1,224	1,702

TIM S.p.A. - STATEMENTS OF FINANCIAL POSITION

(millions of euros)			12/31/2017 (a)	12/31/2016 (b)	Change (a-b)
Assets
Non-current assets
Intangible assets
Goodwill			27,027	27,027	—
Intangible assets with a finite useful life			4,249	3,886	363
			31,276	30,913	363
Tangible assets
Property, plant and equipment owned			10,863	10,046	817
Assets held under finance leases			2,072	2,105	(33)
			12,935	12,151	784
Other non-current assets
Investments			7,747	7,732	15
Non-current financial assets			1,611	2,147	(536)
Miscellaneous receivables and other non-current assets			1,752	1,503	249
Deferred tax assets			902	773	129

			12,012	12,155	(143)

Total Non-current assets	(a	)	56,223	55,219	1,004

Current assets
Inventories			178	133	45
Trade and miscellaneous receivables and other current assets			3,935	3,925	10
Current income tax receivables			—	—	—
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,072	1,194	(122)
Cash and cash equivalents			771	1,230	(459)

			1,843	2,424	(581)

Total Current assets	(b	)	5,956	6,482	(526)

Total Assets	(a+b	)	62,179	61,701	478

(millions of euros)			12/31/2017 (a)	12/31/2016 (b)	Change (a-b)
Equity and Liabilities
Equity
Share capital issued			11,677	11,677	—
Less: treasury shares			(21)	(21)	—
Share capital			11,656	11,656	—
Additional paid-in capital			2,094	2,094	—
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year			6,319	5,223	1,096

Total Equity	(c	)	20,069	18,973	1,096

Non-current liabilities
Non-current financial liabilities			28,467	28,958	(491)
Employee benefits			1,661	1,274	387
Deferred tax liabilities			2	2	—
Provisions			595	596	(1)
Miscellaneous payables and other non-current liabilities			1,291	1,077	214

Total Non-current liabilities	(d	)	32,016	31,907	109

Current liabilities
Current financial liabilities			4,197	4,810	(613)
Trade and miscellaneous payables and other current liabilities			5,842	5,465	377
Current income tax payables			55	546	(491)

Total Current Liabilities	(e	)	10,094	10,821	(727)

Total Liabilities	(f=d+e	)	42,110	42,728	(618)

Total Equity and liabilities	(c+f	)	62,179	61,701	478

TIM S.p.A. - STATEMENTS OF CASH FLOWS

(millions of euros)			2017	2016
Cash flows from operating activities:
Profit (loss) from continuing operations			1,087	1,557
Adjustments for:
Depreciation and amortization			3,203	3,161
Impairment losses (reversals) on non-current assets (including investments)			73	47
Net change in deferred tax assets and liabilities			(168)	58
Losses (gains) realized on disposals of non-current assets (including investments)			1	6
Change in provisions for employee benefits			439	(143)
Change in inventories			(45)	(2)
Change in trade receivables and net amounts due from customers on construction contracts			(16)	(191)
Change in trade payables			(538)	170
Net change in current income tax receivables/payables			(485)	603
Net change in miscellaneous receivables/payables and other assets/liabilities			99	(254)
Cash flows from (used in) operating activities	(a	)	3,650	5,012
Cash flows from investing activities:
Purchase of intangible assets			(1,627)	(1,056)
Purchase of tangible assets			(2,522)	(2,536)

Total purchase of intangible and tangible assets on an accrual basis			(4,149)	(3,592)

Change in amounts due for investing activities			676	221

Total purchase of intangible and tangible assets on a cash basis			(3,473)	(3,371)

Capital grants received			82	—
Cash and cash equivalents arising from corporate transactions			(243)	100
Acquisition/disposal of other investments			(76)	(32)
Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)			(114)	111
Proceeds from sale of investments in subsidiaries			—	340
Proceeds from sale/repayments of intangible, tangible and other non-current assets			47	6
Cash flows from (used in) investing activities	(b	)	(3,777)	(2,846)
Cash flows from financing activities:
Change in current financial liabilities and other			(317)	(934)
Proceeds from non-current financial liabilities (including current portion)			3,243	3,183
Repayments of non-current financial liabilities (including current portion)			(3,595)	(4,687)
Changes in hedging and non-hedging derivatives			199	—
Share capital proceeds/reimbursements			—	1,300
Dividends paid			(166)	(166)
Cash flows from (used in) financing activities	(c	)	(636)	(1,304)
Aggregate cash flows	(d=a+b+c	)	(763)	862
Net cash and cash equivalents at beginning of the year	(e	)	1,062	200
Net cash and cash equivalents at end of the year	(f=d+e	)	299	1,062

Additional Cash Flow information

(millions of euros)	2017	2016
Income taxes (paid) received	(949)	(70)
Interest expense paid	(2,838)	(2,099)
Interest income received	1,658	826
Dividends received	255	59

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2017	2016
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	1,230	916
Bank overdrafts repayable on demand	(168)	(716)
	1,062	200
Net cash and cash equivalents at end of the year:
Cash and cash equivalents	771	1,230
Bank overdrafts repayable on demand	(472)	(168)
	299	1,062

TIM S.p.A. - NET FINANCIAL DEBT

(millions of euros)	12/31/2017	12/31/2016	Change
Non-current financial liabilities
Bonds	14,902	14,102	800
Amounts due to banks, other financial payables and liabilities	11,709	12,889	(1,180)
Finance lease liabilities	1,856	1,967	(111)

	28,467	28,958	(491)

Current financial liabilities(1)
Bonds	1,528	2,457	(929)
Amounts due to banks, other financial payables and liabilities	2,522	2,192	330
Finance lease liabilities	147	161	(14)

	4,197	4,810	(613)

Total gross financial debt	32,664	33,768	(1,104)

Non-current financial assets
Financial receivables and other non-current financial assets	(1,611)	(2,147)	536
	(1,611)	(2,147)	536
Current financial assets
Securities other than investments	(746)	(842)	96
Financial receivables and other current financial assets	(326)	(352)	26
Cash and cash equivalents	(771)	(1,230)	459

	(1,843)	(2,424)	581

Total financial assets	(3,454)	(4,571)	1,117

Net financial debt carrying amount	29,210	29,197	13
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(1,414)	(1,621)	207
Adjusted Net Financial Debt	27,796	27,576	220
Breakdown as follows:

Total adjusted gross financial debt	30,298	31,245	(947)

Total adjusted financial assets	(2,502)	(3,669)	1,167

(1) of which current portion of medium/long -term debt:
Bonds	1,528	2,457	(929)
Amounts due to banks, other financial payables and liabilities	1,428	1,352	76
Finance lease liabilities	147	161	(14)

TIM S.p.A. - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2017	2016
Acquisition of goods and services	(8)	(1)
Professional expenses, consulting services and other costs	(8)	(1)
Employee benefits expenses	(692)	(130)
Expenses related to restructuring, rationalization and other	(692)	(130)
Other operating expenses	(176)	(25)
Costs resulting from legal disputes and penalties of a regulatory nature and related liabilities, charges relating to disputes with former employees and liabilities with customers and suppliers	(148)	(10)
Sundry expenses	(28)	(15)
Impact on operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(876)	(156)
Impairment reversals (losses) on non-current assets	(30)	—
Impairment losses on intangible assets	(30)	—
Impact on EBIT—Operating profit (loss)	(906)	(156)
Other income (expenses) from investments	—	—
Other finance income (expenses)	(26)	(26)
Impact on profit (loss) before tax from continuing operations	(932)	(182)
Income taxes on non-recurring items	261	47
Discontinued operations – Effect of the disposal of investments in Sofora	—	340
Impact on profit (loss) for the year	(671)	205

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2018

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager